[Indiana Community Bancorp Letterhead]

February 15, 2012
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4720

Attn: David Lin

Re:	Indiana Community Bancorp
Registration Statement on Form S-3
Filed January 31, 2012
File No. 333-179254

Dear Mr. Lin:

We have received your letter dated February 13, 2012, providing additional comments on the above-referenced filing.  On behalf of Indiana Community Bancorp (the “Company”), below are our responses to those comments.  For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.

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Selling Securityholders, page 9

1.	We note your response to prior comment 2 in our letter dated February 6, 2012. In your next amendment please revise your disclosure to include the information provided in your response.

We plan to file a pre-effective amendment to the Form S-3 Registration Statement which contains the following sentence at the end of the first paragraph on the cover page of the prospectus:

“To our knowledge, the initial selling securityholder holds none of our securities other than the warrant and the series A preferred stock described above.”

While it is highly unlikely that the U.S. Treasury Department invests in any fund that might hold Company common stock, we really have no way of knowing for sure that this is the case and no way of reasonably ascertaining such information.  Hence, the knowledge qualifier.

Item 16. Exhibits

Exhibit 5.1, page II-2

U.S. Securities and Exchange Commission
February 15, 2012

2.
We note your response to prior comment 3 in our letter dated February 6, 2012. It is inappropriate for counsel to assume the due authorization of all certificates, documents, and records examined, which constitutes a legal conclusion underlying the opinion. Please revise to remove this assumption.

In the pre-effective amendment that we file, we intend to delete the phrase “and due authorization” from the second to last sentence in the second paragraph of that opinion letter.

Signatures

3.
We note your response to prior comment 3 in our letter dated February 6, 2012. Prior to effectiveness you will need to file an amended registration statement that includes the appropriate designations, rather than undertake to include the appropriate descriptions in future filings.

In the pre-effective amendment that we file, we intend to include the appropriate descriptions for the signatories.

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We appreciate your review of our responses to your comments.  Should you have additional comments or questions, please contact our outside counsel, Claudia V. Swhier, at (317)231-7231.

Sincerely,

/s/ Mark T. Gorski

Mark T. Gorski
Executive Vice President and Chief Financial Officer

cc:	John K. Keach, Jr.
Claudia V. Swhier, Esq.